Exhibit 77(C)

Matters submitted to a vote of security holders

On August 26, 2008, a Special Meeting of Shareholders for ING UBS U.S. Small Cap Growth Portfolio, a series of ING Partners, Inc. was held at which the shareholders were asked to approve a Plan of Liquidation and Dissolution, providing for the liquidation and dissolution of ING UBS U.S. Small Cap Growth Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING UBS U.S. Small Cap Growth Portfolio	1	577,592.782	4,230.535	11,801.161	593,624.478